                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934*

                    PLAINS EXPLORATION & PRODUCTION COMPANY
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   726505100
                                 (CUSIP Number)

                                Floyd C. Wilson
                            3TEC Energy Corporation
                             700 Milam, Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 2, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 726505100                                 SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            3TEC Energy Corporation/63-1081013
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
      --------------------------------------------------------------------------
(3)   SEC Use Only

      --------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                        N/A (See Item 5)

      --------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    [ ]

      --------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

        3TEC Energy Corporation ("3TEC") is a corporation organized under the laws of the State of Delaware.
      --------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power

Shares Beneficially          3,013,328/1/
                          ------------------------------------------------------
   Owned by Each     (8)  Shared Voting Power

     Reporting               0
                          ------------------------------------------------------
   Person With       (9)  Sole Dispositive Power

                             0
                          ------------------------------------------------------
                     (10) Shared Dispositive Power

                             0
      --------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        3,013,328
      --------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [ ]

      --------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

        12.4%/2/
      --------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

        CO
      --------------------------------------------------------------------------
1 3TEC may be deemed to have voting power with respect to the shares of Common Stock owned by certain stockholders of the Issuer. See Items 5 and 6.

2 Based on 24,224,448 shares issued and outstanding as of February 2, 2003, as disclosed to 3TEC by the Issuer.



                                       Page 2

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Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is common stock, $0.01 par value per share (the "Common Stock") of Plains Exploration & Production Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Dallas Street, Suite 700, Houston, Texas 77002.

Item 2. Identity and Background.

     (a) - (c)

     3TEC Energy Corporation ("3TEC" or "the reporting person") is a Delaware corporation with its principal business and executive offices located at 700 Milam Street, Suite 1100, Houston, Texas 77002. The principal business of 3TEC is the acquisition, development, production, and exploration of oil and gas reserves. Current information concerning the executive officers and directors of 3TEC is set forth on Schedule I hereto.

     (d)-(f)

     See Schedule I

Item 3. Source and Amount of Funds or Other Consideration.

     No funds of 3TEC were used to purchase shares of the Issuer's Common Stock. 3TEC does not have any economic interest in the shares of Common Stock. 3TEC may be deemed to have obtained beneficial ownership of the Common Stock pursuant to the Voting Agreement described in Item 6 below.

Item 4. Purpose of Transaction.

     The reporting person entered into the Voting Agreement described in Item 6 below in order to facilitate its merger with and into a subsidiary of the Issuer.

Item 5. Interest in Securities of the Issuer.

     (a) The reporting person, by virtue of the Voting Agreement (as described in Item 6 below), may be deemed the beneficial owner of 3,013,328 shares of Common Stock owned by EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company, PLC, Sable Management, L.P., and James C. Flores. Based on the 24,224,448 shares of Common Stock issued and outstanding as of February 2, 2003, as disclosed to the reporting person by the Issuer, the reporting person may be deemed the beneficial owner of approximately 12.4% of the outstanding shares of Common Stock. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

     (b) The reporting person has the sole power to vote or direct the vote of the 3,013,328 shares of Common Stock held by EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company, PLC, Sable Management, L.P., and James C. Flores pursuant to the terms of the Voting Agreement (as described in Item 6 below). Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) On December 18, 2002, Plains Resources Inc. ("Plains Resources") distributed 100 percent of the shares of Common Stock of the Issuer, its wholly owned subsidiary, to the holders of record of Plains Resources' common stock as of December 11, 2002. Each Plains Resources stockholder received one share of the Issuer's Common Stock for each share of Plains Resources common stock held. Each of EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company, PLC, Sable Management, L.P., and James C. Flores were stockholders of Plains Resources on December 11, 2002 and therefore received shares of Common Stock of the Issuer. Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

     (d) Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     In connection with the execution of the Agreement and Plan of Merger dated February 2, 2003, by and among the Issuer, PXP Gulf Coast Inc. ("PXP Gulf Coast") and 3TEC (the "Merger Agreement"), 3TEC entered into a Voting Agreement (the "Voting Agreement") dated effective February 2, 2003, by and among 3TEC, the Issuer, and certain stockholders of the Issuer. Pursuant to the Voting Agreement, each of EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company, PLC, Sable Management, L.P., and James C. Flores (collectively, the "Designated Stockholders") has agreed (severally and not jointly with the other parties thereto) that at any meeting of the stockholders of the Issuer or any adjournment thereof or in any other circumstances upon which a vote, consent or approval (including by written consent) is sought, that the Designated Stockholders shall (a) vote the Subject Shares (as defined in the Voting Agreement) in favor of the Merger (which is defined in the Merger Agreement as the merger of 3TEC with and into PXP Gulf Coast on the terms set forth in the Merger Agreement), the adoption by the Issuer of the Merger Agreement, and the approval of the terms thereof and each of the other Transactions (as defined in the Voting Agreement), and (b) vote the Subject Shares against any transaction, agreement, matter, or acquisition proposal of the Issuer that would impede, interfere with, delay, postpone, or attempt to discourage the Merger or the Merger Agreement.

     Also, each of the Designated Stockholders irrevocably granted to, and appointed 3TEC as such person's proxy to vote all of its Subject Shares at any meeting of the stockholders of the Issuer (including any adjournments and postponements thereof) on the matters described above, and to execute and deliver any written consents to fulfill such Designated Stockholders' obligations under the Voting Agreement.

     The Voting Agreement will terminate on the earlier to occur of (i) the effective time of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms.

     Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by 3TEC.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1- Voting Agreement dated February 2, 2003 by and among Plains
              Exploration & Production Company, 3TEC Energy Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Energy Capital Investment Company PLC, Sable Management, L.P., and
              James C. Flores.


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

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003             3TEC ENERGY CORPORATION


                                    By: /s/ Floyd C. Wilson
                                       ------------------------------
                                          Floyd C. Wilson,
                                          Chairman and Chief Executive Officer

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of 3TEC Energy Corporation are set forth below:

                                                                                        Name, Principal Business
                                                                                       Address of Organization in
            Name and               Capacity in Which             Principal             which Principal Occupation
        Business Address                 Serves                 Occupation                    is Conducted
--------------------------------- --------------------- ---------------------------- -------------------------------
Floyd C. Wilson                     Chairman, Chief      Chairman, Chief Executive      3TEC Energy Corporation
700 Milam Street                   Executive Officer,    Officer, and Director of     700 Milam Street, Suite 1100
Suite 1100                            and Director        3TEC Energy Corporation         Houston, Texas 77002
Houston, Texas 77002

R.A. Walker                         President, Chief    President, Chief Financial      3TEC Energy Corporation
700 Milam Street                   Financial Officer,    Officer, and Director of     700 Milam Street, Suite 1100
Suite 1100                            and Director        3TEC Energy Corporation         Houston, Texas 77002
Houston, Texas 77002

Stephen W. Herod                     Executive Vice      Executive Vice President-      3TEC Energy Corporation
700 Milam Street                       President-        Corporate Development and    700 Milam Street, Suite 1100
Suite 1100                             Corporate          Assistant Secretary of          Houston, Texas 77002
Houston, Texas 77002                Development and       3TEC Energy Corporation
                                  Assistant Secretary

Shane M. Bayless                    Vice President,           Vice President,           3TEC Energy Corporation
700 Milam Street                    Controller, and      Controller, and Treasurer    700 Milam Street, Suite 1100
Suite 1100                             Treasurer        of 3TEC Energy Corporation        Houston, Texas 77002
Houston, Texas 77002

Richard K. Stoneburner              Vice President-           Vice President-           3TEC Energy Corporation
700 Milam Street                      Exploration       Exploration of 3TEC Energy    700 Milam Street, Suite 1100
Suite 1100                                                      Corporation               Houston, Texas 77002
Houston, Texas 77002

Mark S. Holt                        Vice President-      Vice President- Land and       3TEC Energy Corporation
700 Milam Street                   Land and Assistant     Assistant Secretary of      700 Milam Street, Suite 1100
Suite 1100                             Secretary          3TEC Energy Corporation         Houston, Texas 77002
Houston, Texas 77002

C.E. Hackstedt                      Vice President-           Vice President-           3TEC Energy Corporation
700 Milam Street                    Engineering and     Engineering and Operations    700 Milam Street, Suite 1100
Suite 1100                             Operations       of 3TEC Energy Corporation        Houston, Texas 77002
Houston, Texas 77002

David S. Elkouri                       Secretary           Co-Managing Director,        Hinkle Elkouri Law Firm,
Suite 2000 Epic Center                                   Hinkle Elkouri Law Firm,                L.L.C.
301 N. Main Street                                                L.L.C.                 Suite 2000 Epic Center
Wichita, Kansas 67202                                                                      301 N. Main Street
                                                                                         Wichita, Kansas 67202

                                                                                        Name, Principal Business
                                                                                       Address of Organization in
            Name and               Capacity in Which             Principal             which Principal Occupation
        Business Address                 Serves                 Occupation                    is Conducted
--------------------------------- --------------------- ---------------------------- -------------------------------
David B. Miller                         Director            Managing Director,          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                                  EnCap Investments L.L.C.       3811 Turtle Creek Blvd.,
Suite 1080                                                                                     Suite 1080
Dallas, Texas 75219                                                                        Dallas, Texas 75219

D. Martin Phillips                      Director            Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                                           EnCap Investments L.L.C.      1100 Louisiana, Suite 3150
Suite 3150                                                                                Houston, Texas 77002
Houston, Texas 77002

Larry L. Helm                           Director         Executive Vice President         Bank One Corporation
1 Bank One Plaza                                          of Bank One Corporation           1 Bank One Plaza
Chicago, Illinois 60670-0894                                                          Chicago, Illinois 60670-0894

Larry J. Bump                           Director         Chairman of the Board of         Willbros Group, Inc.
4400 Post Oak Parkway Suite 1000                           Willbros Group, Inc.        c/o Willbros U.S.A., Inc.
Houston, Texas 77027                                                                  4400 Post Oak Parkway
                                                                                              Suite 1000
                                                                                          Houston, Texas 77027

James L. Irish III                      Director          Of Counsel, Thompson &         Thompson & Knight LLP
1700 Pacific Ave.                                               Knight LLP                1700 Pacific Avenue
Suite 3300                                                                                     Suite 3300
Dallas, Texas 75201                                                                       Dallas, Texas 75201


(d) Neither 3TEC, nor any of the individuals identified in this Schedule I has, to the knowledge of 3TEC, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither 3TEC, nor any of the individuals identified in this Schedule I has, to the knowledge of 3TEC, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  To the knowledge of 3TEC, each of the individuals identified in this
     Schedule I is a citizen of the United States of America.

                                      I-2